AB 3/4

08026459

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35001

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 W. Fort Street, 3rd Floor
(No. and Street)

Detroit (City) Michigan (State) 48226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Connie Geverink 313.222.2945
(Area Code – Telephone Number)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

FEB 28 2008

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

Washington, DC 102

777 Woodward Avenue, Suite 1000, Detroit, MI 48226
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

TA 3/5

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ross E. Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comerica Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to or Affirmed before me this 22nd Day of February 2008

Signature

President and CEO

Title

Notary Public

BEVERLY A JOHNSON
Notary Public - Michigan
Wayne County
My Commission Expires Sep 28, 2012
Acting in the County of Wayne

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Comerica Securities, Inc.
Year Ended December 31, 2007
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Comerica Securities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-3529

Phone: (313) 628-7100

Report of Independent Registered Public Accounting Firm

The Board of Directors
Comerica Securities, Inc.

We have audited the accompanying statement of financial condition of Comerica Securities, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in shareholders' equity, and cash flows for the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 22, 2008

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 19,559,333
Cash segregated in compliance with federal regulations	47,039,061
Trading securities owned, at fair value	15,763,965
Receivable from brokers, dealers, and clearing organizations	4,397,547
Receivable from affiliates	1,257,440
Premises and equipment, net of accumulated depreciation of $3,368,551	2,361,787
Other assets	837,973
Total assets	$ 91,217,106
Liabilities and shareholder's equity	
Liabilities:	
Payable to customers	$ 3,759,276
Payable to affiliates	1,952,101
Accrued expenses and other liabilities	2,306,439
Total liabilities	8,017,816
Shareholder's equity:	
Common stock:	
(50,000 shares authorized, issued and outstanding; $1 par value)	50,000
Additional paid-in capital	47,175,440
Retained earnings	35,973,850
Total shareholder's equity	83,199,290
Total liabilities and shareholder's equity	$ 91,217,106

See accompanying notes.

Comerica Securities, Inc.

Statement of Income

Year Ended December 31, 2007

Income	
Commissions	$ 56,923,565
Net profit on trading securities	10,693,793
Investment banking fees	3,751,589
Interest & dividends	4,449,511
Investment advisory fees	4,009,213
Other income	948,639
Total income	80,776,310
Expenses	
Commissions paid to other broker/dealers	3,672,337
Salaries and benefits	35,429,079
Interest expense to affiliates	1,389,859
Occupancy and equipment cost	2,450,876
Intercompany expense	17,016,503
Other	6,138,204
Total expenses	66,096,858
Income before income taxes	14,679,452
Provision for income taxes	5,068,900
Net income	$ 9,610,552

See accompanying notes.

Comerica Securities, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2007	$ 50,000	$ 47,175,440	$ 26,363,298	$ 73,588,738
Net income and comprehensive	–	–	9,610,552	9,610,552
Balance at December 31, 2007	$ 50,000	$ 47,175,440	$ 35,973,850	$ 83,199,290

See accompanying notes.

Comerica Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2007

Operating activities	
Net income	$ 9,610,552
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	636,006
Increase in special reserve account	(45,012,376)
Net decrease in trading account securities including securities purchased under agreements to resell	70,371,609
Decrease in receivables from customers	3,942,657
Decrease in receivables from brokers, dealers and clearing organizations	32,701,277
Increase in affiliate receivable	(728,074)
Decrease in other assets	346,763
Increase in payable to customers	3,598,817
Increase in payable to affiliates	1,952,101
Decrease in payable to brokers, dealers and clearing organizations	(2,872,466)
Decrease in accrued expenses and other liabilities	(1,163,475)
Net cash used in operating activities	73,383,391
Investing activities	
Net additions of fixed assets	(815,604)
Net cash used in investing activities	(815,604)
Financing activities	
Repayment of short-term borrowing from affiliate	(110,428,795)
Net cash used by financing activities	(110,428,795)
Net decrease in cash and cash equivalents	(37,861,008)
Cash and cash equivalents, beginning of year	57,420,341
Cash and cash equivalents, end of year	$ 19,559,333
Supplemental disclosure of cash flow information	
Income taxes paid	$ 5,314,249

See accompanying notes.

Comerica Securities, Inc.

Notes to Financial Statements

December 31, 2007

1. Organization

Comerica Securities, Inc. (the Company) is an introducing and clearing broker and dealer. The Company is engaged primarily in the retail and institutional brokerage business and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company participates as a syndicate member in firm commitment underwritings. The Company is a wholly owned, indirect subsidiary of Comerica Incorporated.

2. Significant Accounting Policies

Cash and Equivalents

Short-term investments with initial maturities of less than 90 days when purchased, including money market investments, are considered to be cash equivalents.

Trading Securities

Trading securities are carried at market value and at December 31, 2007, consist primarily of municipal bonds.

Premises and Equipment

Equipment is carried at historical cost, net of accumulated depreciation. The provision for depreciation is computed on a straight-line basis over the estimated useful life of the equipment. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever is shorter.

Income Taxes

The Company files a consolidated federal income tax return with Comerica Incorporated. The Company records income tax expense, which results from including its income and expenses in the consolidated federal tax return. Settlement with Comerica Bank (subsidiary of Comerica Incorporated) for federal income taxes is made on the same basis as if the Company had filed a separate return.

2. Significant Accounting Policies (continued)

Revenue Recognition

All securities transactions and related revenues and expenses for which Comerica Securities acts as agent are recorded on a trade date basis. Transactions for which Comerica Securities acts as principal are recorded on a settlement date basis.

Interest and dividend revenues earned from securities owned are accounted for on an accrual basis. Interest expense is incurred on short-term borrowings and is accounted for on an accrual basis.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded at the time the underwriting is completed and the revenue is reasonably determinable.

Investment advisory revenues are recognized as earned on a pro-rata basis over the term the services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

3. Related Party Transactions

In the normal course of business, the Company has transactions with Comerica Bank, a wholly owned subsidiary of Comerica Incorporated. Included in occupancy and equipment costs and other operating expenses are fees paid to related parties of $1,736,999 for property rental and $17,016,503 for operating, accounting, and administrative services.

3. Related Party Transactions (continued)

Comerica Bank also pays certain expenses on behalf of the Company and is subsequently reimbursed for such payments. Included in other liabilities are amounts due to Comerica Bank of $1,952,101 at December 31, 2007. The Company had income receivable from Comerica Bank at December 31, 2007 in the amount of $1,257,440. The Company has a $200 million line of credit with Comerica Bank. Interest is charged on the secured short-term borrowings at a rate of Fed Funds plus 75 basis points. There were no short term borrowings outstanding at December 31, 2007.

4. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company enters into various commitments to purchase securities from underwriters and sell such securities to customers. These commitments may have settlement terms beyond 45 days. These transactions are not reflected in the Company's balance sheet. They are conducted on a "when, as, and if issued" basis and as such there is no obligation to seller or buyer if the bonds are not issued. However, credit risk results from the possible inability of the purchaser to take delivery of issued securities in accordance with the agreement and to the extent open purchase commitments exceed sales commitments, there is market risk related to any price movement between the time of purchase and the sale date. At December 31, 2007, there were approximately $4 million in outstanding commitments to purchase securities and $4 million in outstanding commitments to sell securities.

In the process of making commitments to purchase and sell securities, the Company may become contingently liable to purchase its prorated share of that portion of a pool of bond issues not sold by participating underwriters. At December 31, 2007, no contingent liability existed.

5. Net Capital Requirements

The Company is subject to the Securities Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must currently maintain net capital equivalent to the greater of $250,000 or 1/15th of aggregate indebtedness as defined.

As of December 31, 2007, the Company's net capital was $70,881,477 and its required net capital was $283,903. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.06 to 1.

6. Special Reserve Account for Benefit of Customers

Investment securities and cash have been segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3(e) of the Securities and Exchange Commission.

In conformance with SEC Rule 15c3-3, as documented by a separate computation of the required balance as of December 31, 2007, a withdrawal from the Reserve Bank Account was made on January 2, 2008 in the amount of $43,000,000 and returned to the Company's "Cash and cash equivalents."

7. Estimated Fair Values of Financial Instruments

Accounting principles generally accepted in the United States currently require disclosure of estimated fair market values of financial instruments. The Company may use present value techniques to determine the estimated values of its financial instruments where quoted market values are not available. These techniques require judgment, and the estimates may be significantly affected by the assumptions made. The Company's financial instruments, other than trading securities, are short-term and therefore carrying amounts approximate fair value. Trading securities are carried at quoted market value or the market value for comparable securities, which represents estimated fair value.

8. Income Taxes

The current and deferred components of the provision for income taxes for the year ended December 31, 2007, was a current provision of approximately $5,080,475, and a deferred benefit of approximately $11,575, respectively. The principal component of the deferred tax asset of approximately $570,066 as of December 31, 2007, was employee benefits. Included in the provision for income taxes on the Statement of Income are other state and local taxes of approximately $117,000.

9. Employee Benefit Plans

The Company participates with affiliates in a noncontributory defined benefit pension plan that provides retirement benefits to eligible employees. This plan is maintained by the Company's parent, Comerica Incorporated (the Corporation). Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. The Company was allocated an expense of approximately $1,323,000 related to this plan in 2007.

The Company also participates in defined contribution plans (including 401(k) plans) for various groups of its employees. These plans are also maintained by the Corporation. Under the Corporation's principal defined contribution plan, the Corporation makes matching contributions of 100% of the first 4%, up to $225,000, of qualified earnings contributed by a participant. The Corporation's match is made in cash and invested as directed by the employee. Employees may choose to invest contributions in the stock of the Corporation, and may reallocate employee contributions invested in the Corporation's stock to other investments at any time. The Company had an expense of approximately $744,000 related to the defined contribution plan in 2007.

10. Shares-Based Compensation

The Company participates in stock option, restricted stock and deferred compensation plans, all maintained by the Company's parent. Stock options are performance based awards to incentive level and exempt staff while restrictive stock grants are awarded to incentive level staff only. All highly compensated employees are eligible to defer income in the nonqualified deferred compensation plan. The Company incurs no expense related to the deferred compensation plan and had 2007 expense of $577,406 and $274,102 for stock options and restricted stock, respectively.

Schedule I

Comerica Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

December 31, 2007

Computation of net capital:	
Total shareholder's equity	$ 83,199,290
Less:	
Nonallowable assets	11,074,223
Other deductions	–
Securities haircut deduction	1,243,590
	$ 70,881,477
Aggregate indebtedness:	
Items included in Statement of Financial Condition:	
Total liabilities	8,017,816
Less:	
Lesser of required or actual balance in reserve account	3,759,276
Note payable collateralized with firm owned securities	–
	$ 4,258,540
Computation of basic net capital requirement:	
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $250,000)	$ 283,903
Excess net capital	$ 70,597,574
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 70,455,623
Percent of aggregate indebtedness to net capital	6%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2007 unaudited FOCUS Part IIA Report.

Schedule II

Comerica Securities, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC

December 31, 2007

Computation for determination of reserve requirements:	
Total credit balances	$ 3,759,276
Total 15c3-3 debit balances	$ –
Excess of total debits over total credits	$ –
Excess of total credits over total debits	$ 3,759,276
Amount held on deposit in Reserve Bank Account	$ 47,039,061

There are no material differences between the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 included in this report and the computations included in the Company's corresponding unaudited FOCUS Part IIA filing as of December 31, 2007.

Comerica Securities, Inc.

Reconciliation of Net Capital
Pursuant to Rule 17a-15(d)(4) of the SEC

December 31, 2007

Other deductions and charges as reported in Part II Focus Report	$ –
Excess in other deductions and charges included in computation	–
Other deductions and charges	$ –

Schedule IV

Comerica Securities, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2007

State the market valuation and number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the	$ –
A. Number of items	–
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control	$ –
A. Number of items	–

0712-0892476

ERNST & YOUNG

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-3529

Phone: (313) 628-7100

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors
Comerica Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Comerica Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with accounting standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2008

END